UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

MoneyHero Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G6202B 101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6202B 101	13G	Page 1 of 3 Pages

1	Name of Reporting Person Daniel Wong (“Mr. Wong”)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,600,000(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,600,000(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.3%(2)
12	Type of Reporting Person IN

(1)	Reflects 1,600,000 Class A ordinary shares (“Class A Ordinary Shares”).
(2)	Calculated based on 25,280,667 issued and outstanding Class A Ordinary Shares, as disclosed in the Issuer’s Form F-1 filed with the SEC on October 27, 2023, as amended.

CUSIP No. G6202B 101	13G	Page 2 of 3 Pages

Item 1(a).	Name of Issuer:

MoneyHero Limited.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore.

Item 2(a).	Name of Person Filing:

Daniel Wong.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The address of the principal business and principal office of Mr. Wong is 38/F Champion Tower, 3 Garden Road, Central, Hong Kong.

Item 2(c).	Citizenship:

Mr. Wong is a citizen of Hong Kong.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP Number:

G6202B 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The information required by Items 4(a)—(c) is set forth in Rows 5—11 of the cover page and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. G6202B 101	13G	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

Daniel Wong

By:	/s/ Daniel Wong
Daniel Wong